FERD

Via Amerigo Vespucci 19, Int. 6, 30173

Venice, Italy

+390418520009

Email: ferd@ferdcorp.com

February 23, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:

Michael Killoy

Attorney-Advisor at U.S. Securities and Exchange Commission

Re:

Acceleration Request of Ferd

Form S-1 Registration Statement (File No. 333-215066)

To Whom It May Concern:

Pursuant Rule 461 of the Securities Act of 1933, we hereby request an acceleration of the effective date of our Registration Statement on Form S-1. We request an effective date of Monday, February 27, 2017 at 10:00 a.m. Eastern Time or as soon thereafter as possible.

We confirm that we are aware of our obligations under the Act.

We hereby acknowledge that:

•        Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•        The action of the Commission or the staff, acting pursuant to delegated authority, in delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•        The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and consideration in this matter. Please to contact me, Leonid Skupchenko at +390418520009 if you require further information or documentation regarding this matter.

                                                                           Sincerely,

                                                                           FERD

                                                                           By:  /s/ Leonid Skupchenko

                                                                                   Leonid Skupchenko

                                                                                   Chief Executive Officer and President of Ferd